Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 28, 2006 (May 4, 2006 as to the effects of the discontinued operation described in Note 27) relating to the consolidated financial statements and financial statement schedule of Kilroy Realty Corporation as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in Kilroy Realty Corporation’s Current Report on Form 8-K filed on May 5, 2006 and our report, dated February 28, 2006 , related to management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005, appearing in Kilroy Realty Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005.

Deloitte & Touche LLP

Los Angeles, California

June 23, 2006